

SECU

19010898

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67538

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____07/01/18_____ AND ENDING _____06/30/19_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MEDIOBANCA SECURITIES USA, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 FIFTH AVENUE - 21ST FLOOR
(No. and Street)

NEW YORK,   **NY**   **10017**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LOUIS A ALMERINI   908-231-1000
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

1301 AVENUE OF THE AMERICAS **NEW YORK**   **NY**   **10019**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [ ] Certified Public Accountant
- [x] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____ LOUIS A ALMERINI _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ MEDIOBANCA SECURITIES USA, LLC _____, as of _____ JUNE 30 _____, 20 19 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA T. HERR
NOTARY PUBLIC OF NEW JERSEY
Comm. # 50093637
My Commission Expires 11/8/2023

Sworn to and subscribed
before me this
17th day of August, 20 19

_____
Signature

CHIEF FINANCIAL OFFICER
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Mediobanca Securities USA, LLC

A Wholly-Owned Subsidiary of Mediobanca – Banca di Credito Finanziario S.p.A

(A Limited Liability Company)

Report on Financial Statements
(With Supplementary Information and
Report of Independent Registered Public Accounting Firm)

Year Ended June 30, 2019

Mediobanca Securities USA, LLC

Facing Page

<u>Index</u>



Report of Independent Registered Public Accounting Firm

To the Member
Mediobanca Securities USA, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mediobanca Securities USA, LLC (a limited liability company and wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A.) (the "Company") as of June 30, 2019, the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

CohnReznick LLP

We have served as the Company's auditor since 2007.
New York, New York
August 20, 2019

2

Mediobanca Securities USA, LLC
Statement of Financial Condition
June 30, 2019

ASSETS

Cash	$	6,539,547
Due from Parent		95,070
Accounts receivable		18,757
Furniture, equipment and leasehold improvements, net of depreciation and amortization		6,676
Deferred tax asset		249,870
Other assets		48,689
Total assets	$	**6,958,609**

LIABLITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	189,787
Accrued payroll and related benefits		1,035,519
Total liabilities		1,225,306
Member's equity		5,733,303
Total liabilities and member's equity	$	**6,958,609**

See accompanying notes to financial statements.

3

Mediobanca Securities USA, LLC
Statement of Operations
Year Ended June 30, 2019

Revenue:

Commission income – related party	$	1,778,973
Research fee income		885,165
Placement fee income – related party		123,781
Total revenue		2,787,919

Expenses:

Compensation and benefits	1,654,676
Rent	169,124
Professional fees	131,840
Travel and entertainment	195,677
Market data research	106,101
Depreciation and amortization	26,279
Regulatory fees	16,761
Communications	26,800
Insurance	17,857
Office	60,665
Other expenses	31,359
Total expense	2,437,139

Income before provision for income taxes		350,780
Income tax expense		121,017
Net income	$	229,763

See accompanying notes to financial statements.

4

Balance as of July 1, 2018	$	**5,503,540**
Net income		229,763
Balance as of June 30, 2019	$	**5,733,303**

Cash flows from operating activities:		
Net income	$	229,763
Adjustment to reconcile net income to net cash		
provided by operating activities:		
Depreciation and amortization		26,279
Deferred tax provision		1,439
Changes in assets and liabilities:		
Due from Parent		159,894
Accounts receivable		(307)
Other assets		34,395
Accounts Payable and accrued expenses		59,140
Accrued payroll and related benefits		(40,109)
Net cash provided by operating activities		470,494
Net increase in cash		470,494
Cash at beginning of the year		6,069,053
Cash at end of the year	$	6,539,547

Supplemental Disclosure of Cash Flow Information:

Income taxes paid	$	146,899
Income taxes refunded	$	108,915

See accompanying notes to financial statements.

Mediobanca Securities USA, LLC
Notes to Financial Statements

Note 1 - Business and summary of significant accounting policies:

Business:

Mediobanca Securities USA, LLC (the "Company"), a wholly-owned subsidiary of Mediobanca - Banca di Credito Finanziario S.p.A. (the "Parent"), was formed as a Delaware limited liability company on August 23, 2006. The Company is registered with the Securities and Exchange Commission (the "SEC"), the Financial Industry Regulatory Authority ("FINRA"), and the Securities Industry Protection Corporation ("SIPC") to conduct its operations as an introducing broker of equity securities that will solicit business primarily in Italian securities traded on the Milan Stock Exchange, and may occasionally seek business for stocks traded on European and other exchanges. In November 2014, the Company was approved by FINRA to trade foreign options securities. In May 2015, the Company was approved by FINRA to participate in underwritings as a selling group member. The Parent is a member of various stock exchanges and is subject to the rules and regulations of such organizations.

The Company solicits and accepts orders from its customers for the purchase and sale of foreign securities, primarily Italian securities, with such transactions being executed by the Parent. The clearance and settlement of the trades occur through a direct transfer of funds and securities between the Company's customers and the Parent's clearing broker. Accordingly, the Company is exempt from registration for foreign broker-dealers transacting foreign securities in the United States with United States customers pursuant to the provisions of Rule 15a-6(a)(3).

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition:

Effective July 1, 2018, the Company adopted Accounting Standards Update No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. This new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five hyphenate step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. The Company applied modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018.

Securities transactions and valuations:

Securities transactions and related commission revenue, which are all earned from the Parent, and expenses associated with customer transactions are recorded on a trade-date basis.

Research fee income:

Revenue from research fees is recognized as the services are performed (performance obligation has been satisfied) or delivered and collection reasonably assured.

Placement fee income:

Placement fees, which are all earned from the Parent, are recognized when the services are complete (performance obligation has been satisfied), revenues are earned and collection is determined as reasonably assured.

7

Cash and cash equivalents:

Cash equivalents, if any, are investments in money market funds and investments with maturities of 90 days or less when purchased. There are no cash equivalents at June 30, 2019.

Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements are stated at cost. Depreciation is provided using the straight-line method over the assets' estimated useful lives of five to seven years. Amortization of leasehold improvements is provided using the straight-line method over the lesser of the useful life or lease term.

Income taxes:

The Company has elected to be taxed as a corporation and files separate income tax returns. The Company accounts for income taxes pursuant to the asset and liability method which requires deferred tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company complies with accounting rules for uncertainty in income taxes. The Company has no unrecognized tax benefits at June 30, 2019. The Company's U.S. federal and state income tax returns prior to fiscal year 2016 are closed. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

The Company recognizes interest and penalties associated with tax matters, if applicable, as part of other expenses and includes accrued interest and penalties in accrued expenses in the statement of financial condition. The Company did not recognize any interest or penalties associated with tax matters for the year ended June 30, 2019.

Stock-based compensation:

The Parent allocates to the Company its portion of stock-based compensation. The fair value-based method of accounting prescribed by stock compensation accounting standards is used for the employee stock option program. Under stock compensation accounting standards, compensation expense related to the stock option program is determined based on the estimated fair value of options granted. For the year ended June 30, 2019, there were no new options granted, no unexercised options were outstanding and no stock based compensation expense was incurred.

Credit risk:

The Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days.

The Company maintains cash deposits with banks and brokers. At times, such deposits exceed federal or other applicable insurance limits.

Substantially all of the commissions and placement fees are earned from the Parent. A majority of the commissions and placement fees earned relate to the European market.

Bad debt:

The Company extends credit to its customers in the normal course of business and performs ongoing credit evaluations of its customers. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due and the customer's current ability to pay its obligation to the Company. The Company writes off accounts receivable against the allowance account when they become uncollectible. As of June 30, 2019, there was no balance for the allowance for doubtful accounts.

Mediobanca Securities USA, LLC
Notes to Financial Statements

Foreign currency:

All transactions with the Parent are denominated in Euros and are converted into US dollars at the date of the transaction. Therefore, there is no exposure to foreign currencies as the transaction date and amounts ultimately received or paid are measured at the transaction date.

Note 2 - Related party transactions:

The Company has commission and expense-sharing agreements with the Parent. These agreements provide for 10% of the commission generated by the Company to be allocated to the Parent, with the residual 90% allocated to the Company. The allocation of commissions to the Parent serves as reimbursement for certain operating expenses relating to the Company's broker-dealer activities including trade execution, transaction clearance and settlement, research, administration services and information services. As the customers are customers of the Parent, and predominantly conduct their business directly with the Parent, the Company records commission income on a net basis. Amounts due from the Parent relating to these commissions have no specified due date. At June 30, 2019, $107,980 was due from the Parent and is included in Due from Parent in the statement of financial condition.

The Company also has expense sharing agreements with the Parent regarding certain administrative expenses. For the year ended June 30, 2019, credits issued by the Parent for prior years' expenses resulting from a change in policy by the Parent exceeded administration expenses charged by the Parent and a net credit of $56,805 is included in professional fees on the accompanying statement of operations. At June 30, 2019, $12,910 was due to the Parent relating to these expenses and is included in Due from Parent in the statement of financial condition.

Note 3 - Furniture, equipment and leasehold improvements:

Furniture, equipment and leasehold improvements consist of the following:

	Estimated Useful Lives		As of June 30, 2019
Office equipment	5	$	128,782
Office furniture	7		44,697
Leasehold improvements	3		172,295
			345,774
Less accumulated depreciation and amortization			(339,098)
Total		$	6,676

Note 4 - Income taxes:

The current income tax payable for the year ended June 30, 2019 was $78,514 and is included in accounts payable and accrued expenses in the Statement of Financial Condition. At June 30, 2019, deferred tax assets were $249,870.
The Company evaluated its valuation allowance at year-end and determined the deferred income tax asset will more than likely be realized in the future and therefore no valuation allowance is required at the year-end. The tax effects of temporary differences that give rise to significant portions of deferred tax assets at June 30, 2019 are comprised of the following:

	As of June 30, 2019
Deferred tax assets	
Organizational costs	$ 65,444
Accrued bonuses	146,990
Furniture, equipment and leasehold improvement	37,436
Total deferred tax assets	$ 249,870

The expected tax provision based on the U.S. federal statutory rate is reconciled with actual tax provision, as follows:

	As of June 30, 2019
Statutory federal income tax rate	21.0%
State taxes, net of federal tax provision	8.6%
Income tax provision	29.6%

	As of June 30, 2019
Federal	
Current	$ 80,543
Deferred	1,007
State	
Current	39,035
Deferred	432
Income tax expense	$ 121,017

Management has assessed the changes in tax laws relating to the Federal Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act reduced the federal corporate tax rate from 35% to 21%, effective January 1, 2018. The Company computed its income tax expense for the year ended June 30, 2019 using the new federal tax rate of 21.%, which applies to fiscal years ended June 30, 2019 and each year thereafter.

Note 5 - Commitments:

Leases:

On February 22, 2017, the Company extended its existing lease through March 31, 2020. The lease payments for the year ended June 30, 2019 were $169,124. Future minimum lease payments are as follows for the year ending June 30:

2020	$	112,812
Total	$	112,812

Employment agreement:

The Company has an employment agreement with an executive that provides for a base salary of $250,000 per year, a minimum guaranteed bonus of $35,000, and a severance package of $630,000.

Note 6 - Employee benefit plan:

Effective August 23, 2006, the Company established a 401(k)profit-sharing plan, which allows for contributions by employees up to a defined amount of the employees' compensation, subject to statutory limitations. For plan years beginning on and after July 1, 2007, the Company will contribute 3% of the participating employees' compensation. Employer contributions for the year ended June 30, 2019 were $99,996.

Note 7 - Net capital requirement:

The Company is a subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company has net capital of $5,314,241, which exceeded the minimum requirement of $250,000 by $ 5,064,241. The Company's percentage of aggregate indebtedness to net capital was 23.06%.

Note 8 - Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as agents of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the accompanying financial statements for these indemnifications.

Note 9 - Subsequent events:

The Company has evaluated the possibility of subsequent events affecting the Company's financial statements through the date the financial statements were issued, and has determined that there are no material events that would require disclosure in the Company's financial statements.

Mediobanca Securities USA, LLC
SCHEDULE I – Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exhange Commission
June 30, 2019

Net Capital:

Total member's equity	$	5,733,303
Liabilities subordinated to claims creditors		-
Total capital and allowable subordinated liabilities		5,733,303
Deduct nonallowable assets		
Due from Parent		95,070
Accounts receivable		18,757
Furniture, equipment and leasehold improvements, net of depreciation and amortization		6,676
Deferred tax asset		249,870
Other assets		48,689
Total nonallowable assets		419,062
Net Capital	$	5,314,241

Aggregate indebtedness:

Total liabilities	$	1,225,306
Aggregate indebtedness:	$	1,225,306

Computation of basic net capital requirement

Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $250,000 minimum dollar net capital requirement)	$	250,000
Excess net capital	$	5,064,241
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement	$	5,014,241
Percentage of aggregate indebtedness to Net Capital		23.06%

There is no material difference between the above computation and the computation included in the Company's corresponding unaudited FOCUS Report as of June 30, 2019.

See Report of Independent Registered Public Accounting Firm.

Mediobanca Securities USA, LLC
SCHEDULE II – Computation for Determination of
Reserve Requirements
Under Rule 15c3-3 of the Securities and Exhange Commission
June 30, 2019

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k) (2)(i) of the Rule.


CohnReznick LLP
cohnreznick.com


CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member
Mediobanca Securities USA, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by Mediobanca Securities USA, LLC (the "Company") and the SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended June 30, 2019. The Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

CohnReznick LLP

New York, New York
August 20, 2019

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended JUNE 30, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

MEDIOBANCA SECURITIES USA, LLC
565 FIFTH AVENUE - FLOOR 21
NEW YORK, NY 10017

FINRA 8-67538 JUNE

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

LOUIS A ALMERINI (908) 231-1000

WORKING COPY

2. A. General Assessment (item 2e from page 2)	$	4,182
B. Less payment made with SIPC-6 filed (**exclude interest**) JANUARY 15, 2019 Date Paid	(	2,559)
C. Less prior overpayment applied	(	-)
D. Assessment balance due or (overpayment)		1,623
E. Interest computed on late payment (see instruction E) for_____days at 20% per annum		-
F. Total assessment balance and interest due (or overpayment carried forward)	$	1,623

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☑ $ 1,623
Total (must be same as F above)

H. Overpayment carried forward $(-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MEDIOBANCA SECURITIES USA, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 16th day of AUGUST, 20 19.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JULY 1, 2018
and ending JUNE 30, 2019

Item No.

	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,787,919

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions

2d. SIPC Net Operating Revenues	$ 2,787,919
2e. General Assessment @ .0015	$ 4,182

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